ALSTON&BIRD LLP

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Atlanta, Georgia 30309-3424

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www.alston.com

Randolph A. Moore III	Direct Dial: 404-881-7794	E-mail: randy.moore@alston.com

October 9, 2008

Via Hand Delivery and EDGAR Filing

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Gregory Dundas

Re:	Security Bank Corporation ( “Security Bank”) Registration Statement on Form S-3, filed on August 25, 2008, as amended on October 9, 2008 File No. 333-153173

Dear Mr. Dundas:

We represent Security Bank, which has received the Securities and Exchange Commission (the “Commission”) Staff’s comment letter, dated September 3, 2008, regarding Security Bank’s Registration Statement on Form S-3, filed on August 25, 2008.

All page references (excluding those in the headings and in the Staff’s comments) in our responses to the Staff’s comments refer to the pages of the marked courtesy copy of Amendment No. 1 to the Registration Statement on Form S-3 (the “Form S-3/A”), which is being filed with the Commission concurrently with this letter and reflects Security Bank’s responses to the Staff’s comment letter.

The Staff’s comments and Security Bank’s responses are set forth below.

Selling Shareholders, page 7

1.	Comment. Please advise the staff whether each selling shareholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

Response.

Financial Stock Capital Partners IV L.P. and Financial Stock Capital Partners V L.P. (together, the “Selling Shareholders”) each confirmed themselves to Security Bank to be affiliates of a broker-dealer. Security Bank has revised the footnotes to the chart on page 7 of the Form

Atlanta — Charlotte — Dallas — New York — Research Triangle — Silicon Valley — Washington, D.C.

The Securities and Exchange Commission

October 9, 2008

S-3/A to disclose that at the time of purchase, each of the Selling Shareholders acquired the securities as investments.

2.	Comment. For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

Response.

Each Selling Shareholder has confirmed to Security Bank that it is not a registered broker-dealer.

3.	Comment. If any of the selling shareholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating whether those broker-dealer affiliates:

–	purchased the securities to be resold in the ordinary course of business; and
–	at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters. Please revise accordingly, or tell us why you don’t believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.

Response.

Each Selling Shareholder has confirmed to Security Bank that it purchased the securities to be resold in the ordinary course of business and, at the time of the purchase, each Selling Shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Security Bank has revised the footnotes to the chart on page 7 of the Form S-3/A to set forth the representations requested by the Commission.

The Securities and Exchange Commission

October 9, 2008

4.	Comment. With respect to each selling shareholder that is not a natural person, please confirm that the entity is a reporting company under the Exchange Act, a majority-owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act. If not, you must identify the natural person or persons having voting and investment control over the securities they hold. Please revise accordingly.

Response.

As requested by the Commission, Security Bank has revised the footnotes to the chart on page 7 the Form S-3/A to identify the natural persons with voting and investment control over the securities, which each Selling Shareholder has confirmed to Security Bank as being true and accurate.

In connection with these responses, Security Bank hereby acknowledges that (1) Security Bank is responsible for the adequacy and accuracy of the disclosure in the filings; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) Security Bank may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of Security Bank’s responses to the Staff’s comments, and we appreciate your review and assistance. Please feel free to contact me at (404) 881-7794 with any questions or concerns about this response letter.

Best regards,

/s/ Randolph A. Moore III
Randolph A. Moore III

cc:	Tony E. Collins James R. McLemore